Exhibit 99.1

DESCRIPTION OF NOTES

The 12% senior subordinated notes due 2020 (the “notes”) are to be issued under an Indenture, expected to be dated as of April 30, 2004, between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

As used in this “Description of Notes,” the term “Company” refers to Brookfield Homes Corporation and not any of its subsidiaries. Certain terms used in the following description are defined under “Certain Definitions” below. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture which has been filed with the SEC as part of the Form 8-A of which this Description of Notes forms a part, and those definitions are incorporated herein by reference. A copy of the Indenture may also be obtained from the Company upon request.

The following is a summary of the material provisions of the Indenture related to the notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following summary does not purport to be complete and is qualified in its entirety by reference to the Indenture. You are referred to the Indenture and the Trust Indenture Act for a statement thereof. We urge you to read the Indenture.

General

The notes will:

•	mature on June 30, 2020;

•	be general unsecured obligations of the Company;

•	rank equally in right of payment with all existing and future general unsecured obligations of the Company (except for current and future obligations that may be subordinated to the notes);

•	initially be limited to up to $140,000,000 aggregate principal amount. Under the Indenture, the Company may “reopen” the series of debt securities constituting the notes and issue additional notes of this series without the consent of the holders of the notes; and

•	be issued in U.S.$1,000 denominations or integral multiples thereof.

As of December 31, 2003, assuming we had completed this distribution on that date, we would have had approximately $566 million of debt outstanding (including these notes and indebtedness of our subsidiaries) none of which would have been subordinated to the notes and $426 million of which would have been senior to the notes.

The notes will also be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of December 31, 2003, the indebtedness and other liabilities of our subsidiaries totaled approximately $426 million.

Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively junior to the claims of that subsidiary’s creditors (including trade creditors and, pursuant to the guarantees granted by certain of our subsidiaries to the lenders under our project specific financings), except to the extent that the Company is itself recognized as a creditor of such subsidiary. In such case, the recognized claims of the Company as a creditor would still be junior to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

Each note will bear interest at a rate of 12% per annum from, it is expected, April 30, 2004. Interest on the notes will be payable on each June 30 and December 31 (each an “Interest Payment Date”), commencing June 30, 2004, to holders of record at the close of business on the June 15 and December 15 immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

The notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed to each holder’s registered address.

The notes will be redeemable at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

The Company may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Change of Control

Upon the occurrence of a Change of Control, each holder shall have the right to require that the Company repurchase all or a portion of such holder’s notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

Within 30 days following any Change of Control, the Company shall mail a notice to each holder with a copy to the Trustee stating:

•	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 100% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

•	the circumstances and relevant facts and relevant financial information regarding such Change of Control;

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

•	the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its notes repurchased.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Future Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company’s failure to purchase the notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Except as described above, to the extent permitted by the Indenture, the Company could enter into transactions such as acquisitions, refinancings, recapitalizations or highly leveraged transactions that would not result in a Change of Control requiring the Company to repurchase the notes. In addition, the definition of Change of Control in the Indenture includes the sale of “all or substantially all” of the assets of the Company. There is no precise established definition of the phrase “substantially all” under New York law, the law which governs the Indenture. Accordingly, upon a sale of less than all of the assets of the Company, the ability of a holder of notes to require the Company to repurchase such notes may be uncertain.

Certain Covenants

Limitation on Additional Indebtedness

The Company will not directly incur any Indebtedness unless, after giving effect thereto, either (i) the Consolidated Coverage Ratio exceeds 1.5 to 1; or (ii) the ratio of Indebtedness of the Company and its Subsidiaries (excluding for purposes of this calculation only purchase money mortgages that are Non-Recourse Indebtedness and trade payables), to the Fair Market Value of the Company is less than 3 to 1.

Notwithstanding the foregoing, the Company may incur:

(1)	Indebtedness under one or more bank credit facilities in an amount not in excess of $600 million outstanding in the aggregate at any one time;

(2)	purchase money mortgages that are Non-Recourse Indebtedness;

(3)	Indebtedness Incurred under a warehouse facility, provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause may not exceed 98% of the value of the Mortgages pledged to secure Indebtedness thereunder;

(4)	Indebtedness Incurred solely for the purpose of Refinancing or repaying any existing Indebtedness so long as:

(A)	the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness Refinanced or repaid (plus the premiums or other payments required to be paid in connection with such Refinancing or repayment and the expenses incurred in connection therewith);

(B)	the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be Refinanced or repaid; and

(C)	the new Indebtedness ranks equally with or is junior to the Indebtedness being Refinanced or repaid.

For purposes of determining compliance with this “Limitation on Additional Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness permitted in clauses (1) through (4) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant.

The Company and its Subsidiaries will retain the ability to Incur significant Indebtedness in accordance with the limitations set forth above.

Limitation on Asset Sales

The Indenture provides that the Company will not make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 50% of the Company’s total consolidated assets as of that date unless:

(1)	the consideration received by the Company for such disposition consists of at least 50% cash; provided, however, that the amount of any liabilities assumed by the transferee and any securities, notes or other Obligations received by the Company which are immediately, subject to ordinary settlement periods, converted into cash shall be deemed to be cash; and

(2)	the Company shall within 365 days after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 50% of the Company’s total consolidated assets to:

(A)	a purchase of or an Investment in Additional Assets (other than cash or cash equivalents);

(B)	repayments, redemptions or repurchases of indebtedness of the Company which ranks equally with or senior to the notes; and/or

(C)	make an offer to acquire all or part of the notes (or indebtedness of the Company which ranks equally with or senior to the notes) at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

Pending such application of any such cash proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such cash proceeds in any manner not prohibited by the Indenture.

Any such offer to acquire notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

If the Company is required to make an offer to acquire notes pursuant to this provision, such offer may be subject to the restrictions and limitations that may apply to an offer to purchase notes following a Change of Control. See “Change of Control”. The Company may be unable to purchase the notes upon a change of control as required by the indenture.

Transactions with Affiliates

The Company shall not enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof:

(1)	are no less favorable to the Company than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)	if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $50 million in any one year:

(A)	are set forth in writing; and

(B)	have been approved by a majority of the disinterested members of the Board of Directors.

The provisions of the foregoing paragraph shall not prohibit:

•	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options, deferred share units and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof;

•	the grant of stock options, deferred share units or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof;

•	loans or advances to employees in the ordinary course of business of the Company;

•	fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or

•	any Affiliate Transaction between the Company and a Subsidiary or between Subsidiaries.

Mergers and Sales of Assets by the Company

The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another Person unless:

•	such Person (if other than the Company) is a corporation organized under the laws of the United States or Canada or any state or province thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the notes;

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

•	the Consolidated Net Worth of the obligor of the notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

•	the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Additional Indebtedness” above.

Events of Default

The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to the notes, the Trustee or the holders of not less than 30% in aggregate principal amount of the notes may declare the principal amount of the notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the notes may rescind such a declaration.

Under the Indenture, an Event of Default is defined as, with respect to the notes, any of the following:

•	failure by the Company to pay the principal of any note when due;

•	failure by the Company to pay any interest on any note when due, continuing for 180 days;

•	failure by the Company to comply with its other agreements in the notes or the Indenture for the benefit of the holders of the notes upon the receipt by the Company of notice of such Default from the Trustee or the holders of at least 30% in aggregate principal amount of the notes and (except in the case of a default with respect to the covenants described in “—Mergers and Sales of Assets by the Company”) the Company’s failure to cure such Default within 60 days after receipt by the Company of such notice;

•	certain events of bankruptcy or insolvency;

•	default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $75 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $75 million or more becoming or being declared due and payable before it would otherwise become due and payable; and

•	entry of a final judgment for the payment of money against the Company in an amount of $25 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

The Trustee shall give notice to holders of the notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, to any Default other than a default in payment of principal of or interest on the notes, if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes, provided that such directions shall not be in conflict with any law or the Indenture and are subject to certain other limitations. The Trustee may refuse to exercise any right or power under the Indenture at the direction of such holders if the Trustee has not been provided with indemnity satisfactory to it. No holder of notes will have any right to pursue any remedy with respect to the Indenture or the notes, unless:

•	such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the notes;

•	the holders of at least a majority in aggregate principal amount of the outstanding notes shall have made a written request to the Trustee to pursue such remedy;

•	such holder or holders have offered to the Trustee indemnity satisfactory to the Trustee;

•	the Trustee shall have failed to comply with the request within 60 days after receipt of such request and offer of indemnity; and

•	the holders of a majority in aggregate principal amount of the notes have not given the Trustee a direction inconsistent with such request.

Notwithstanding the foregoing, the right of any holder of any note to receive payment of the principal of and interest in respect of such note on the stated maturity expressed in such note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder’s consent. The holders of at least a majority in aggregate principal amount of the notes may waive an existing Default or Event of Default with respect to the notes and its consequences, other than:

•	any Default or Event of Default in any payment of the principal of or interest on any note; or

•	any Default or Event of Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the holder of each note as described in “Modification and Waiver” below.

The Company is required to deliver to the Trustee an annual statement regarding compliance with the Indenture, and include in such statement, if any Officer of the Company is aware of any Default or Event of Default and a statement describing such Default or Event of Default, if any.

Acceleration

Except with respect to an Event of Default due to certain bankruptcy or insolvency events, if an Event of Default has occurred and is continuing, the Trustee by notice to the Company, or the holders of at least 30% of the outstanding notes by notice to the Company and the Trustee, may declare all notes to be due and payable immediately. If there is an Event of Default due to certain bankruptcy or insolvency events, then the notes, without any declaration, notice or other act on the part of the Trustee and the Company or any holder, shall automatically be due and payable immediately. Holders of a majority in principal amount of outstanding notes may rescind an acceleration and its consequences (other than an acceleration due to nonpayment of principal of, or interest on, the notes), provided that the rescission does not conflict with any judgment or decree and all existing Events of Default (other than non-payment of accelerated principal and premium, if any, with respect to the notes) have been cured or waived.

Defeasance

The Company may terminate all its obligations under the indenture, with certain exceptions, as they relate to the notes at any time by:

•	depositing in trust with the Trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the notes to the maturity or redemption date, and

•	complying with other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the Issue Date.

In addition, the Company may terminate certain of its obligations under the Indenture, other than the obligation to pay principal of and any interest on notes and certain other obligations, at any time by:

•	depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and any interest on the notes to their maturity or redemption date, and

•	complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Modification and Waiver

The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the notes:

•	to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the notes or to surrender any right or power conferred in the Indenture upon the Company;

•	to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the notes;

•	to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the notes and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to cure any ambiguity, omission, defect or inconsistency; or

•	to make any other change that does not adversely affect the rights of any holder in any material respect.

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to the notes or modify in any manner the rights of the holders of the notes, provided that no such supplemental indenture will, without the consent of the holder of each such note affected thereby:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any note;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions (including related definitions) with respect to redemptions described under “Optional Redemption” or with respect to mandatory offers to repurchase notes described under “Limitations on Asset Sales” or “Change of Control”;

•	make any note payable in currency or at a place other than that stated in the note;

•	make any change in the “Waiver of Existing Defaults,” “Rights of Holders to Receive Payment” or the “With Consent of Holders” sections set forth in the Indenture;

•	adversely modify the ranking or priority of the notes; or

•	waive a continuing Default or Event of Default in the payment of principal of or interest on the notes.

Holders of not less than a majority in principal amount of the outstanding notes may waive certain past Defaults or Events of Default and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the notes.

The Trustee

The Trustee is Deutsche Bank Trust Company Americas. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign upon the occurrence of an Event of Default.

In case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Listing of Notes

The Company has applied to list the notes on the New York Stock Exchange.

Governing Law

The laws of the State of New York will govern the Indenture and the notes.

Reports to Holders of the Notes

So long as the Company is subject to the periodic requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the notes, it will nonetheless continue to furnish information to the Trustee as if it were subject to the periodic reporting requirements of the Exchange Act.

Certain Definitions

Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

•	any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or

•	the Capital Stock of a Person that becomes a Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Subsidiary; provided, however, that any such Subsidiary is primarily engaged in a Related Business.

For purposes of this definition, “Related Business” means any business related, ancillary or complementary (as defined in good faith by the Board of Directors) to the business of the Company and the Subsidiaries on the Issue Date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders);

(2)	all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Subsidiary; or

(3)	any other assets of the Company or any Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $50,000,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Subsidiary (other than, in the case of (1), (2) and (3) above, a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary).

“Capitalized Lease Obligations” means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles as in effect on the Issue Date.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means the occurrence of any of the following events:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Brascan Corporation and its Affiliates, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

•	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, other than any such sale to one or more Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

“Consolidated Coverage Ratio” with respect to the Company as of any date of determination means the ratio of the Company’s EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. If the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period:

•	of the Person becoming a Subsidiary or

•	in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Subsidiary.

“Consolidated Interest Expense” of the Company means, for any period, the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the Issue Date, would be included on an income statement for the Company and its Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of

•	cash dividends paid on any Preferred Stock of the Company, if any, times

•	a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

“Consolidated Interest Incurred” of the Company means, for any period, Consolidated Interest Expense, plus or minus without duplication, the difference between capitalized interest for such period and the interest component of cost of goods sold for such period.

“Consolidated Net Income” for any period, means the aggregate of the Net Income of the Company for such period on a consolidated basis, determined in accordance with generally accepted accounting principles as in effect on the Issue Date, provided that:

(1)	the Net Income of any Person in which the Company has a joint interest with a third party shall be included only to the extent of the lesser of:

(A)	the amount of dividends or distributions actually paid to the Company; or

(B)	the Company’s direct or indirect proportionate interest in the Net Income of such Person, provided that, so long as the Company or a Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to this clause (B);

“Consolidated Net Worth” of the Company means consolidated stockholders’ equity of the Company (less any increase in stockholders’ equity of each of its Subsidiaries subsequent to March 31, 2004 attributable to the Company or any of its Subsidiaries) as determined in accordance with generally accepted accounting principles as in effect on the Issue Date.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“EBITDA” of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

•	income tax expense;

•	depreciation expense;

•	amortization expense; and

•	all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by generally accepted accounting principles as in effect on the Issue Date to be, made), less all non-cash items increasing Consolidated Net Income, in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

“Fair Market Value” means on any date of determination the average of the closing trading price per share of the Company’s common stock on the New York Stock Exchange for the previous 10 trading days multiplied by the number of shares of the Company’s common stock outstanding on such date of determination.

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means on any date of determination (without duplication),

(1)	the principal of and premium (if any) in respect of:

(A)	indebtedness of such Person for money borrowed, and

(B)	indebtedness for borrowed money evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capitalized Lease Obligations of such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute) which would appear as a liability on a balance sheet of a Person prepared on a consolidated basis in accordance with generally accepted accounting principles, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired Person assumed in connection with an acquisition of such Person, such obligations would constitute Indebtedness of such Person);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)	all obligations of the type referred to in clauses (1) through (4) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(7)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such Person, giving rise to the obligations, or any contingent obligations as described above at such date. However, in the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Subsidiary (or which would be owing upon demand of the lender) at such date under such agreements will be included in Indebtedness. In addition, the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time, as determined in conformity with generally accepted accounting principles as in effect on the date of such issuance.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

“Issue Date” means April 30, 2004 or as soon as practicable thereafter.

“Mortgage” means a first priority mortgage or first priority deed of trust on improved real property.

“Net Income” of any Person means the net income (loss) of such Person, determined in accordance with generally accepted accounting principles as in effect on the Issue Date; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of such Person or its subsidiaries owned by such Person.

“Net Proceeds” means with respect to any Asset Disposition, the consideration received by the Company for such disposition after (i) provision for all income and other taxes resulting from such Asset Disposition, (ii) payment of all brokerage commissions, underwriting, legal, accounting, appraisal and other fees and expenses related to such Asset Disposition and (iii) deduction of appropriate amounts to be provided by the Company as a reserve, in accordance with generally accepted accounting principles as in effect on the Issue Date, against any liabilities associated with the assets sold or disposed of in such Asset Disposition and retained by the Company after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities and against any indemnification obligations associated with the assets sold or disposed of in such Asset Disposition.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than any Subsidiary which holds title to such property) for any deficiency.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Refinance” means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinancing” shall have a correlative meaning.

“Subsidiary” means a corporation, a majority of the voting power of the Voting Stock of which is directly or indirectly owned by the Company or its Subsidiaries, or any Person in which the Company or its Subsidiaries has at least a majority ownership interest.

“Voting Stock” means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

“Wholly-Owned Subsidiary” means a Subsidiary, all of the Capital Stock (whether or not voting, but exclusive of directors’ qualifying shares) of which is owned by the Company or a Wholly-Owned Subsidiary.

Book-Entry, Delivery and Form

Registered stockholders of the Company entitled to receive notes will initially receive notes in fully registered, definitive form. Other notes initially will be represented by one or more notes in registered global form (the “Global Notes”). The Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”). DTC will maintain the notes in denominations of U.S.$1,000 and integral multiples thereof through its book-entry facilities.

DTC has advised the Company that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act that was created to hold securities for its participating organizations (collectively, the “Participants” or “DTC’s Participants”) and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC’s Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, securities brokers, dealers and trust companies (collectively, the “Indirect Participants” or “DTC’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC’s Participants or DTC’s Indirect Participants.

The Company expects that pursuant to procedures established by DTC:

•	upon deposit of the Global Notes, DTC will credit the accounts of recipients of the distribution with portions of the principal amount of the Global Notes; and

•	ownership of beneficial interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC’s Participants), DTC’s Participants and DTC’s Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Notes will be limited to such extent. Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or through Indirect Participants.

So long as the Global Note Holder is the registered owner of the Global Notes, the Global Note Holder will be considered the sole holder of outstanding notes represented by the Global Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such beneficial ownership interests.

Payments in respect of the principal of and interest on any Global Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as a registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names any notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company or the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in the Global Notes (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC’s Participants and DTC’s Indirect Participants to the owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC’s Participants or DTC’s Indirect Participants.

A Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC. A Global Note is exchangeable for notes in definitive form only if:

•	the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days; or

•	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of notes in definitive form under the Indenture.

In either instance, upon surrender by the relevant Global Note Holder of its Global Note, notes in definitive form will be issued to each person that such Global Note Holder and DTC identifies as being the beneficial owner of the related notes.

Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the owners of beneficial interests in the Global Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

The Indenture will require that payments in respect of the notes represented by the Global Note (including principal, premium, if any, and interest) be made in same-day funds.